October 12, 2011

Via EDGAR Correspondence

Mr. Amit Pande
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:  HSBC Finance Corporation
        Form 10-K for Fiscal Year Ended December 31, 2010
        Form 10-Q for Fiscal Quarter Ended June 30, 2011
        File No. 001-08198

Dear Mr. Pande:

This letter is the response of HSBC Finance Corporation (the “Company” or “HSBC Finance”) to the comment letter issued by your office dated September 28, 2011 with respect to the HSBC Finance Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) and Quarterly Report for the quarter ended June 30, 2011 (the “June 2011 Form 10-Q”). We have printed your comments below in bold type, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 2. Summary of Significant Accounting Policies and New Accounting Pronouncements, page 135

Card and Retail Services Segment, page 64

1.
We note that you estimate the impact of the Card Act, including mitigating actions referred to in your disclosures, resulted in a reduction in revenue net of credit loss provision of approximately $200 million during 2010. Please tell us how you determined this amount and the related credit loss provision netted, and further explain the reasons for netting the credit loss provision. Lastly, please tell us as of June 30, 2011 and revise your future filings to disclose the continuing significant financial statement impact of the Card Act on your operations.

Response:

In estimating the financial impact of the Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “Card Act”) to our credit card business, we determined that limitations on late fees, over limit fees and price changes would significantly impact the revenue of our business.

•
In order to estimate the Card Act’s revenue impact from reduced late fees, we maintained our late fee incidence rate (defined as number of late fees per account) constant but applied the new per-incident fee limit, the difference representing the gross late fee impact.

•
In order to estimate the impact from reduced over limit fees (as a result of customer opt-in requirements and fee amount limitations), we estimated the customer opt-in rate we would achieve based on past testing and combined that with the expected over limit incidence rate from historical data for those customers who opted in. Applicable per-incident fee limits were also incorporated into these assumptions.

•
In order to estimate the impact of price change limitations, we primarily analyzed historical data to assess what portion of historical triggering events would still be permissible under the new guidelines. Based on this analysis, we simulated our portfolio interest yield on a forward-looking basis to determine how the projected reduction in re-pricing activity would depress the overall yield of the card portfolio over time.

The calculated amount of reduced late fees, over limit fees and interest income described above does not take into consideration that a portion of these reduced revenues would never have been collected when billed due to customer default, as would be the case for a portion of the loan principal in these circumstances. Therefore, the reduction in revenue would also result in a reduction in the amount of provision that would have been required had the revenue been recorded. Because charge-off of late fees, over limit fees and interest income are reflected as reductions to revenue, we concluded that excluding the impact of loss estimates on revenue would not be representative of the true impact of the Card Act on revenue ultimately collected.

We also considered two additional offsetting benefits in our overall impact analysis. First, based on past experience and testing, we assumed a reduction in delinquency and charge-off incidents as a result of the reduction in fees, interest, and resulting customer balances. A reduction in customer balances has historically resulted in a small reduction in overall charge-off incidents. Second, we included the benefit derived from across the board price changes that were made in advance of the Card Act legislation becoming effective to various portfolios in response to the anticipated revenue limitations from the Card Act.

We believe that our inability to maintain a sample of accounts under pre-Card Act terms, in addition to a changing macroeconomic and competitive landscape, severely limits the validity and utility of any attempt made to update Card Act impacts. Since adoption of the Card Act, a broad set of changes have occurred across our business including but not limited to entirely new product structures and offerings, price changes, new modeling and targeting strategies, and fee eliminations. In addition, this period of significant change to our business practices has been marked by parallel changes to customer behavior likely in part due to the macroeconomic environment (customer de-leveraging, decline in demand for credit, change in competitive credit supply, etc). The combination of all these elements results in our inability to isolate and uniquely identify which prospective financial impacts specifically relate to the Card Act. Accordingly, we are not in a position to provide additional disclosure regarding the related financial impact that would be meaningful or useful information to the readers of our financial statements.

Provision for Credit Loss Reserves, page 137

2.
We note from your disclosure on page 157 of the 2010 Form 10-K and page 15 of your June 30, 2011 Form 10-Q that you have $5.477 billion of second lien mortgages as of December 31, 2010 and $4.919 billion as of June 30, 2011. We also note your discussion of the loss experience and delinquency trends in this portfolio in your filings. Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan. If so, please tell us the results of this data and consider providing disclosure of this information in future filings. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the appropriate level of allowance for loan losses for your second lien portfolio.

Response:

In establishing an appropriate allowance for credit loss for these second lien mortgages, we consider the delinquency status of first lien mortgage loans which we or our affiliates either own or service. In the event the status of such related first lien mortgage loan is more delinquent than the second lien mortgage, the higher delinquency is also assumed for the second lien mortgage loan for the purposes of estimating the likelihood that the loan will progress through the remaining stages of delinquency and ultimately charge-off. At June 30, 2011 when this process was implemented, we held $4.9 billion of second lien mortgages of which $0.5 billion are to borrowers with first lien mortgages held or serviced by us or our affiliates. Due to their immateriality, we do not propose to provide additional disclosure of loans to borrowers with first lien mortgages held or serviced by us or our affiliates. For second lien mortgages that have an associated third party first lien mortgage loan, we are unable to track the credit quality of the underlying first lien mortgage. In these cases, therefore, we rely solely on our roll rate migration analysis as disclosed in our 2010 Form 10-K to estimate inherent losses in that portfolio segment as we believe the roll rate migration analysis adequately captures the propensity of these loans to default based on historical experience, which includes both loans that have an associated third party first lien mortgage and loans that do not. Once we have determined a second lien mortgage loan is likely to default, the loss severity assumed for that loan is close to 100 percent.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 10. Income Taxes, page 29

3.
We note from your 8-K filed August 10, 2011 your announced sale of your monoline U.S. credit card and private label credit card portfolio to Capital One Financial Corp. Please tell us how you considered the impact of this planned sale on your deferred income tax, net balance of $2.297 billion at June 30, 2011, in current and future periods. Specifically we note that Card and Retail Services reportable segment is currently your only profitable segment and your Consumer segment is in run-off mode.

Response:

We do not anticipate that the business disposal disclosed in the Form 8-K will have a material impact on the recognition of our deferred tax assets. Projected taxable profits arising from the proposed disposal will be incorporated into the ongoing analysis of recoverability of our deferred tax assets and considered with all other relevant factors, including ongoing tax planning strategies.

The recognition of deferred tax assets significantly discounts any future taxable income from our traditional lending operations. While the profit on disposal will have a positive effect in providing support for the recognition of the deferred tax assets, the recognition of deferred tax assets currently relies more heavily on future taxable profits generated as a result of tax planning strategies implemented in relation to capital support from HSBC Holdings plc and these strategies remain unaffected by the proposed sale. The incremental capital generated as a result of the business disposal will reduce the capital support required from HSBC Holdings plc, but capital support from HSBC Holdings plc will continue to be relied on to the extent necessary to support the recoverability of our deferred tax assets. As disclosed on page 180 of the 2010 Form 10-K, it is also important to note that HSBC Finance is part of a consolidated group for filing federal and state income taxes in the United States. The consolidated group includes other U.S. affiliates which are profitable. Therefore, the recorded net deferred tax assets of the consolidated group will be realized which will result in the utilization of HSBC Finance's deferred tax assets.

Real Estate Owned, page 70

4.
We note your disclosure that your average total loss on foreclosed properties was 54.9% during the quarter ended June 30, 2011. Further, we note that the average time to sell a foreclosed property was 169 days or a little less than 6 months. Please address the following:

•
Please revise your disclosure in future filings to provide a description of your valuation methodologies for determining the fair value of these properties on the date you acquire the assets in exchange for the loans. Describe the significant assumptions used in the valuation.

Response:

Collateral acquired in satisfaction of a loan is initially recognized at the lower of amortized cost or its fair value, less estimated costs to sell. Fair values of foreclosed properties at the time of acquisition are initially determined based upon broker price opinions. Subsequent to acquisition, a more detailed property valuation is performed, reflecting information obtained from a walk-through of the property in the form of a listing agent broker price opinion as well as an independent broker price opinion or appraisal. A valuation is determined from this information within 90 days and any additional write-downs required are recorded through charge-off at that time.

We will revise future filings to include the above wording as a discussion of our valuation methodology for determining the fair value of properties acquired in exchange for loans. See Appendix I to this letter for our proposed wording to be added in the context of our existing accounting policy disclosure on real estate secured charge-off policies and practices.

•	If you receive appraisals, revise your disclosure in future filings to describe any adjustments you may make to the appraised values including those you may make as a result of outdated appraisals.

Response:

Carrying values of real estate secured loans in excess of net realizable value less cost to sell are generally charged-off at or before the time foreclosure is completed or settlement is reached with the borrower but, in any event, generally no later than the end of the month in which the account becomes six months contractually delinquent. These values are determined based upon broker price opinions or appraisals which are updated every 180 days. During the quarterly period in between updates, real estate price trends are reviewed on a geographical basis and additional downward adjustments are recorded as necessary. No additional adjustments to the appraised values are made.

We will expand our disclosure in future filings to provide the following discussion of how values are determined once a loan is written down to net realizable value less cost to sell:

“Values are determined based upon broker price opinions or appraisals which are updated every 180 days. During the quarterly period between updates, real estate price trends are reviewed on a geographic basis and additional downward adjustments are recorded as necessary.”

See Appendix I to this letter for the above proposed wording to be added in the context of our existing accounting policy disclosure on real estate secured charge-off policies and practices.

•	Given the significant percentage of losses on the sale of foreclosed properties, please revise future filings to disclose whether and how you validate your methodology for accuracy.

Response:

As noted in footnote 2 to the table on page 70 of the June 2011 Form 10-Q, the average loss on the sale of foreclosed properties represents both the loss on the sale of real estate owned (“REO”) property incurred from the time the collateral is obtained until the time of sale and the cumulative write-downs recognized on the loans up to the time we took title to the property and obtained the collateral. The significant decline in home prices in the U.S. over the last few years continues to result in significant losses as the property values securing the loans are in many cases significantly lower than the values at the time the loans were originated. Our policy for reviewing the sale prices on our properties involves reviewing each property at least every 45 days and taking sale price reductions based on the value of the property, which generally results in a lower selling price than would be obtained through a longer holding period.  The adjustments to the expected sales price are recognized in the period they occur and are not factored into our initial expectation of the fair value of the property at the time the collateral is obtained because they represent declines in value occurring during the holding period.

Our methodology is continuously validated by comparing our net investment in the loan subsequent to charging the loan down to net realizable value less cost to sell, or our net investment in the property upon completing the foreclosure process, to the updated broker's price opinion and once the collateral has been obtained, any adjustments that have been made to lower the expected selling price, which may be lower than the broker's price opinion.  Adjustments in our expectation of the ultimate proceeds that will be collected are recognized as they occur based on market information at that time and consultation with our listing agents for the properties.  While the average loss on the sale of REO properties presented in our disclosure is expressed as a percentage of the original REO carrying value, it should be noted that the average loss recognized on the sale of REO properties represented approximately 4.8 and 7.5 percent of the unpaid loan principal balance plus any other ancillary amounts owed prior to taking title to the property in 2010 and in the six months ended June 30, 2011, respectively. We note that the average loss on the sale of REO has grown in 2011 due to market declines during the holding period and the impact from foreclosure delays on REO inventory mix.

We will revise future filings to include the above discussion on the validation process surrounding our methodology for determining the value of the underlying collateral as follows:

“Our methodology is continuously validated by comparing our net investment in     the loan subsequent to charging the loan down to net realizable value less cost to    sell, or our net investment in the property upon completing the foreclosure process, to the updated broker's price opinion and once the collateral has been obtained, any adjustments that have been made to lower the expected selling price, which may be lower than the broker's price opinion.  Adjustments in our  expectation of the ultimate proceeds that will be collected are recognized as they  occur based on market information at that time and consultation with our listing  agents for the properties.”

See Appendix I to this letter for the above proposed wording to be added in the context of our existing disclosure on real estate owned.

•	Disclose in future filings how you consider the losses on sales of foreclosed properties when determining the appropriate amounts to charge-off when the asset is acquired in exchange for the loan.

Response:

We do not consider losses on sales of foreclosed properties when determining the appropriate amounts to charge-off when the property is acquired in exchange for the loan. As required by generally accepted accounting principles, collateral acquired and held for sale in satisfaction of a loan is recognized at the lower of amortized cost or its fair value less estimated costs to sell. Since deterioration in value during the period the collateral is held represents a future loss event, it cannot be considered in determining the fair value of the collateral at the acquisition date. Rather, a valuation allowance is created to recognize any subsequent declines in fair value less estimated costs to sell as they occur once the property has been acquired.

We will revise future filings to note that in accordance with generally accepted accounting principles, future losses are not considered when determining the appropriate amounts to charge-off when the asset is acquired, as follows:

“In determining the appropriate amounts to charge-off when a property is acquired in exchange for a loan, we do not consider losses on sales of foreclosed properties resulting from deterioration in value during the period the collateral is held because these losses result from future loss events which cannot be considered in determining the fair value of the collateral at the acquisition date in accordance with generally accepted accounting principles.”

See Appendix I to this letter for the above proposed wording to be added in the context of our existing accounting policy disclosure on real estate secured charge-off policies and practices.

•
Disclose in future filings how you consider the losses on sales of foreclosed properties when determining the net realizable value of any collateral when evaluating the amount of any possible impairment.

Response:

For purposes of evaluating loan impairment, our assessment of net realizable value and related estimated inherent losses in the portfolio take into consideration the loss severity expected based on the underlying collateral for the loan in the event of default based upon historical and recent trends. Once a property is classified as REO, we do not consider the losses on past sales of foreclosed properties when determining the net realizable value of any collateral during the period it is held in REO. Once the property is obtained and recorded at the lower of its amortized cost or its fair value less cost to sell (based upon broker price opinions as discussed above), any subsequent declines in fair value less cost to sell are recognized by recording a valuation allowance with a corresponding amount reflected in operating expense. The asset values are evaluated for impairment no less than once every 45 days until the property is sold and any impairment identified is immediately recognized through the valuation allowance.

Our 2010 Form 10-K includes a discussion of our policy for recognizing subsequent declines in collateral value. In future filings we will enhance that discussion and provide the following disclosure in both the 10-K and 10-Q:

“Collateral acquired in satisfaction of a loan is initially recognized at the lower of amortized cost or its fair value less costs to sell and reported as REO. Once a property is classified as REO, we do not consider the losses on past sales of foreclosed properties when determining the net realizable value of any collateral during the period it is held in REO. A valuation allowance is created to recognize any subsequent declines in fair value less costs to sell as they become known with a corresponding amount reflected in operating expense. These values are periodically reviewed for impairment until the property is sold and any impairment identified is immediately recognized through the valuation allowance. Recoveries in value are also recognized against the valuation allowance but not in excess of cumulative losses previously recognized subsequent to repossession.”

See Appendix I to this letter for the above proposed wording to be added in the context of our existing accounting policy disclosure on repossessed collateral.

In connection with the responses provided above, HSBC Finance hereby acknowledges that:

•	HSBC Finance is responsible for the adequacy and accuracy of the disclosure in the filings referred to above;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and
•	HSBC Finance may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses contained in this letter or the referenced filings, please call Mick Forde, Senior Vice President and Deputy General Counsel of HSBC Finance Corporation at (224) 544-2945 or Mike Reeves, Executive Vice President and Chief Financial Officer of HSBC Finance Corporation at (831) 755- 6671.

Sincerely,

/s/ MICHAEL A. REEVES

Michael A. Reeves
Executive Vice President and Chief Financial Officer
HSBC Finance Corporation

Appendix I – Selected Excerpts from 2010 Form 10-K to Include Proposed Disclosure Revisions

Note 2  Summary of Significant Accounting Policies and New Accounting Pronouncements

Page 138 – Real Estate Secured Charge-off Policies and Practices

Beginning in December 2009, carrying value in excess of net realizable value less cost to sell are generally charged-off at or before the time foreclosure is completed or settlement is reached with the borrower but, in any event, generally no later than the end of the month in which the account becomes six months contractually delinquent. If foreclosure is not pursued (which frequently occurs on loans in the second lien position) and there is no reasonable expectation for recovery (insurance claim, title claim, pre-discharge bankrupt account), the account is generally charged-off no later than the end of the month in which the account becomes six months contractually delinquent. Values are determined based upon broker price opinions or appraisals which are updated every 180 days. During the quarterly period between updates, real estate price trends are reviewed on a geographic basis and additional downward adjustments are recorded as necessary.

Fair values of foreclosed properties at the time of acquisition are initially determined based upon broker price opinions. Subsequent to acquisition, a more detailed property valuation is performed, reflecting information obtained from a walk-through of the property in the form of a listing agent broker price opinion as well as an independent broker price opinion or appraisal. A valuation is determined from this information within 90 days and any additional write-downs required are recorded through charge-off at that time.

In determining the appropriate amounts to charge-off when a property is acquired in exchange for a loan, we do not consider losses on sales of foreclosed properties resulting from deterioration in value during the period the collateral is held because these losses result from future loss events which cannot be considered in determining the fair value of the collateral at the acquisition date in accordance with generally accepted accounting principles.

Page 140 – Repossessed Collateral

Repossessed Collateral Collateral acquired in satisfaction of a loan is initially recognized at the lower of amortized cost or its fair value less estimated costs to sell and reported as either real estate owned or within other assets depending on the collateral. Once a property is classified as real estate owned, we do not consider the losses on past sales of foreclosed properties when determining the net realizable value of any collateral during the period it is held in real estate owned. A valuation allowance is created to recognize any subsequent declines in fair value less estimated costs to sell as they become known with a corresponding amount reflected in operating expense. These values are periodically reviewed for impairment until the property is sold and any impairment identified is immediately recognized through the valuation allowance. Recoveries in value are also recognized against the valuation allowance but not in excess of cumulative losses previously recognized subsequent to the date of repossession. Adjustments to the valuation allowance, costs of holding repossessed collateral, and any gain or loss on disposition are credited or charged to operating expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Page 51 – Real Estate Owned

We obtain real estate by taking possession of the collateral pledged as security for real estate secured receivables. REO properties are made available for sale in an orderly fashion with the proceeds used to reduce or repay the outstanding receivable balance. The following table provides quarterly information regarding our REO properties:

		Three Months Ended
	Full Year 2010	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 30, 2010	Full Year 2009
Number of REO properties at end of period	10,749	10,749	9,629	8,249	6,826	6,060
Number of properties added to REO inventory in the period	20,112	5,657	5,316	4,996	4,143	14,476
Average loss on sale of REO properties(1)	8.9%	15.3%	10.1%	4.2%	3.9%	11.6%
Average total loss on foreclosed properties(2)	51.1%	53.6%	52.1%	48.9%	49.0%	51.6%
Average time to sell REO properties (in days)	161	165	158	156	170	193
____________

(1)
Property acquired through foreclosure is initially recognized at its fair value less estimated costs to sell (“Initial REO Carrying Value”). The average loss on sale of REO properties is calculated as cash proceeds less the Initial REO Carrying Value divided by the Initial REO Carrying Value.

(2)
   The average total loss on foreclosed properties sold each quarter includes both the loss on sale of the REO property as discussed above and the cumulative write-downs recognized on the loans up to the time we took title to the property. This calculation of the average total loss on foreclosed properties uses the unpaid loan principal balance prior to write-down plus any other ancillary amounts owed (e.g., real estate tax advances) which were incurred prior to our taking title to the property.

Our methodology for determining the fair values of the underlying collateral as described in Note 2, “Summary of Significant Accounting Policies and New Accounting Pronouncements” is continuously validated by comparing our net investment in the loan subsequent to charging the loan down to net realizable value less cost to sell, or our net investment in the property upon completing the foreclosure process, to the updated broker’s price opinion and once the collateral has been obtained, any adjustments that have been made to lower the expected selling price, which may be lower than the broker’s price opinion. Adjustments in our expectation of the ultimate proceeds that will be collected are recognized as they occur based on market information at that time and consultation with our listing agents for the properties.

The number of REO properties at December 31, 2010 increased as compared to December 31, 2009 due to improved processing of foreclosures following backlogs in foreclosure proceedings and actions by local governments and certain states that lengthened the foreclosure process beginning in 2008. However, in the first half of 2011, we anticipate the number of REO properties will decrease as foreclosures are again delayed as a result of our suspension of foreclosures while we enhance foreclosure documentation and processes for foreclosures and re-file affidavits where necessary. Local governments and states may also require additional processes in the future which could slow the foreclosure process once resumed, again leading to a slowdown in growth of REO properties.

While the average total loss on foreclosed properties for full year 2010 was essentially flat as compared to full year 2009, home price stabilization in many markets and recovery in other markets which occurred during the first half of the year was offset by home price declines in the second half of the year. The decline in home prices in the second half of the year resulted from the continued elevated levels of foreclosed properties and the expiration of the homebuyer tax credit. The average loss on sale of REO properties also began to increase again during the second half of 2010 reflecting declines in home prices as discussed above as this ratio is negatively impacted by declines in home prices between the time we take title to the property and when the property is ultimately sold. The impact of the recent publicized foreclosure practices of certain servicers could ultimately result in increased severity of loss upon sale as there will likely be a dramatic and significant increase in the number of properties on the market once the industry implements the required changes.